John Deere Receivables, Inc.

1 East First Street, Suite 600

Reno, Nevada 89501

January 12, 2016

VIA EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention: Ms. Katherine Hsu

Re:	John Deere Receivables, Inc.

Registration Statement on Form SF-3

Filed November 17, 2015

File No. 333-208068

Dear Ladies and Gentlemen:

On behalf of John Deere Receivables, Inc. (the “Company”), and in response to the letter dated December 14, 2015 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company, we submit the following response, together with Amendment No. 1 to the Registration Statement on Form SF-3.

The numbered paragraph below sets forth your comment in italicized text together with our response. The heading and number corresponds to the heading and numbered paragraph in your letter. Page references in our response are references to the page numbers in the form of prospectus (the “Prospectus”) included in Amendment No. 1 to the Registration Statement on Form SF-3.

Registration Statement on Form SF-3

General

1.	Please confirm that the depositor and any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Refer to General Instruction I.A.2. of Form SF-3.

Response: We hereby confirm that the depositor and all issuing entities previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

2.	Please file your required exhibits with your next amendment, including the forms of transaction agreements and depositor certification. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

Response: We have filed our required exhibits with Amendment No. 1 to the Registration Statement on Form SF-3.

Form of Prospectus

The Receivables Pool

Asset Representations Review, page 32

3.	We note that you have bracketed the quorum requirements for the asset review vote. General Instruction I.B.1(b) of Form SF-3 states, in part, that “the agreement not require more than: (a) 5% of the total interest in the pool in order to initiate a vote and (b) a simple majority of those interest casting a vote to direct a review by the asset representations reviewer.” Please revise to remove the brackets around the voting requirement disclosure or tell us how and why the voting requirements are subject to change.

Response: We have revised the disclosure on page 30 of the Prospectus to remove the brackets from the quorum requirements describing that (i) a minimum of 5% of noteholders are required in order to initiate a vote on whether an asset representations review should be performed and (ii) a majority of noteholders are required in order to direct a review by the asset representations reviewer.

4.	We note that you have bracketed most of your delinquency trigger disclosure, including the methodology for determining when an asset is delinquent. Please revise to remove the brackets around the delinquency trigger disclosure or tell us how and why the delinquency trigger is subject to change. If the delinquency methodology disclosure is subject to change, please confirm that the methodology for determining delinquency for purposes of the delinquency trigger would be different for the methodology for determining delinquency for other purposes (e.g., collection, reporting).

Response: We have revised the disclosure on page 31 of the Prospectus to remove the brackets from the definitions of delinquent, delinquency trigger and payoff amount. In addition, we have also removed brackets surrounding our disclosure as to the appropriateness of the delinquency trigger. Finally, we have provided further clarification as to how the applicable delinquency trigger is calculated by filling in the missing percentage in red in the following sentence on page 31 of the Prospectus:

“The sponsor then multiplied this maximum historical delinquency ratio by [            ] times and rounded to the nearest [0.05]% to derive the delinquency trigger.”

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

5.	We note your disclosure that you intend to include a chart comparing the delinquency trigger to “delinquency statistics for prior pools.” Please revise to confirm that the chart will incorporate a comparison against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB. See Item 1113(a)(7)(i).

Response: We have revised the disclosure on page 31 of the Prospectus to confirm that we intend to include a chart comparing the delinquency trigger against delinquencies that have been disclosed for prior securitized pools of the sponsor for the asset type in accordance with Item 1105 of Regulation AB.

6.	We note that investors must call for a vote within “[45] days of the publication of the delinquency trigger.” Because the investor report and the Form 10-D are the primary mechanisms by which the occurrence of a delinquency trigger is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time limitation provides investors with the time necessary to evaluate whether the delinquency trigger warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [45] days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

Response: We have revised the disclosure on page 31 of the Prospectus to extend the time period to [90] days for demanding a vote. We believe that [90] days will provide sufficient time for investors to use the investor communication mechanism and demand a vote, and is the time frame which other asset-backed securities issuers have adopted.

7.	We note your disclosure that if the noteholders demand that a vote be conducted, the indenture trustee will initiate a vote through DTC. Please revise your disclosure to include a description of the DTC voting guidelines that noteholders must follow to use the asset representations review provision and how those guidelines will operate in connection with the process outlined for the asset-representations review.

Response: We have revised the disclosure on page 31 and page 32 of the Prospectus to clarify that the indenture trustee will provide a notice of the commencement of the vote through the Depository Trust Company (“DTC”). We have also clarified that the issuing entity will include in its report on Form 10-D for the monthly period in which the vote is commenced (i) the voting procedures that will be used by the indenture trustee and (ii) information for noteholders on how to cast a vote. See the disclosure under the heading “The Receivables Pool—Asset Representations Review—Voting” on page 31 of the Prospectus.

8.

We also note that investors are required to demand a vote within “[45] days after the initiation of the vote.” Because the investor report and the Form 10-D are the primary mechanisms by which the occurrence of a trigger event is communicated to investors, and by which an investor would communicate with other investors, it is not clear to us that your time

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

limitation provides investors with the time necessary to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other investors about exercising this review. We note that the Form 10-D is required to be filed within 15 days after a required distribution date, and the distribution date is typically two weeks after the end of a reporting period. Please revise or provide us with your analysis why you believe [45] days is sufficient time for investors to call for a vote taking into account these procedures and timelines.

Response: We have revised the disclosure on page 32 of the Prospectus to extend the time period in which the vote will remain open to [150] days. We believe such time period will give investors sufficient time to evaluate whether the trigger event warrants calling for a vote to direct a review and to communicate with other investors about exercising this review, and is the time frame which other asset-backed securities issuers have adopted.

9.	We note your disclosure on page 53 that “notes retained by the [depositor][sponsor] will not be included for purposes of determining whether a required percentage of any class of notes have taken action under the indenture…” Please also revise your disclosure in the “Asset Representations Review” section to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote. See Section V.B.3(a)(2)(c)(i)(b) of the Asset-Backed Securities Disclosure and Registration Adopting Release (Release Nos. 33-9638; 34-72982) (Sept. 4, 2014) (the “2014 Regulation AB II Adopting Release”) (stating “the maximum percentage of investors’ interest in the pool required to initiate a vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)”).

Response: We have revised our disclosure on page 31 of the Prospectus to make clear that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation of determining whether 5% of investors have elected to initiate a vote.

10.	We note your disclosure that if at least a majority of the noteholders who have voted choose to approve initiating the asset representations review, the indenture trustee will notify the issuing entity, who will direct the asset representations reviewer to conduct a review. Please revise your disclosure to disclose how the indenture trustee will also report such event to noteholders.

Response: We have revised the disclosure on page 32 of the Prospectus to clarify that the indenture trustee will provide a notice of the result of the vote through DTC, which will be directed to the noteholders.

11.	We note your bracketed language that the “[indenture trustee] may[, and will at the direction of the holders…of the notes,] following the indenture trustee’s receipt of the [asset representations reviewer’s] report, determine what additional action to take.” Please revise to remove the brackets or provide disclosure in this section clarifying which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision.

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

Response: We have revised the disclosure on page 32 of the Prospectus to remove the language pertaining to the indenture trustee taking additional action and clarified which transaction party will make a determination that non-compliance with the representations and warranties constitutes a breach of a contractual provision as follows:

“After receiving the asset representations review report, the depositor will take appropriate action, as necessary, to determine whether there is any breach of any representation and warranty that materially and adversely affects the interests of a trust in a receivable. If there is such a breach, unless the breach is cured, the depositor will repurchase the affected receivables from the trust. See “Description of the Transfer and Servicing Agreements — Sale and Assignment of Receivables.” None of the indenture trustee, the owner trustee, the asset representations reviewer or the servicer is obligated to investigate the accuracy of the representations and warranties with respect to the receivables subject to the asset representations review.”

Dispute Resolution, page 34

12.	We note your disclosure that the right to demand repurchase shall be exercised by the indenture trustee “[at the direction of the holders of at least [a majority] of the outstanding principal balance of the notes].” Please tell us why it is appropriate to impose these threshold limitations on investors before they are able to utilize the dispute resolution provision. Refer to Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release.

Response: We have revised the disclosure on page 33 of the Prospectus to remove the threshold limitations noted above on investors before they are able to utilize the dispute resolution provision and confirming that investors can initiate repurchase requests.

13.	We note that “statistical sampling” will not be permitted for purposes of determining additional receivables that may be subject to a repurchase request. Please tell us whether this language intends to constrain the party that is required to make a determination whether noncompliance with the representations and warranties constitutes a breach of the representations and warranties. If so, please explain why such a provision would be appropriate to constrain such a party in this way.

Response: We supplementally advise the Staff that the “statistical sampling” limitation is not intended to constrain the party that is required to make a determination whether noncompliance with the representations and warranties constitutes a breach of the representations and warranties. Rather, the limitation is intended to alert investors that (i) the dispute resolution mechanism is related to specific receivables in which a repurchase request has been made (and remains unresolved) because of a breach of any representation or warranty that materially and adversely affects the interest of the noteholders in the related receivables and (ii) the result in respect of such receivables should not be used to infer anything related to the quality and/or breach of representations and warranties of receivables which are not subject to the dispute resolution proceeding.

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

14.	Similarly, we note your disclosure that if the sponsor or the depositor fails to resolve the repurchase request within 180 days of receipt of a repurchase demand, the “requesting party” has the right to refer the matter to a dispute resolution process. It is not clear how noteholders would be able to act through the indenture trustee or direct the indenture trustee to initiate the dispute resolution process. Please revise to clarify.

Response: We have revised the disclosure on page 33 of the Prospectus to (i) clarify that noteholders can initiate the dispute resolution process directly and (ii) provide additional information on the process investors are to follow in connection therewith, as follows:

“The indenture trustee will notify the requesting party at the end of the 180-day period if a repurchase request is unresolved. The requesting party, including a noteholder, will then have the right to refer the matter to mediation (including non-binding arbitration) or third-party binding arbitration at its discretion. In each case, the process will be administrated by [the American Arbitration Association (“AAA”)] [the Financial Industry Regulatory Authority (“FINRA”)] [JAMS (“JAMS”)] [a nationally-recognized alternative dispute resolution facilitator (“ADR Facilitator”)] pursuant to [the AAA’s Commercial Arbitration Rules and Mediation Procedures] [FINRA’s Code of Arbitration Procedure and Code of Mediation Procedure] [JAMS’ Rules and Procedures] [the ADR Facilitator’s governing rules and procedures], as applicable, or any successor rules or procedures (the “[AAA][FINRA][JAMS][ADR] Rules”). The mediation or arbitration will take place in New York, New York. If the requesting party chooses to act as such, it (i) must initiate the proceedings within 90 days after the end of the 180-day period and (ii) provide notice (as defined by the [AAA][FINRA][JAMS][ADR] Rules) to the sponsor and the depositor of its intent to pursue resolution through mediation or arbitration at [insert email address or other address] within 30 days after receipt of the notice from the indenture trustee that the repurchase demand remains unresolved following the end of the 180-day period. The sponsor or the depositor must respond to the notice within 30 days and must submit to the method of dispute resolution requested.”

15.	We note that a requesting party must provide notice of its choice to mediate or arbitrate to the appropriate party “within [30] days of the filing of the first monthly statement to noteholders following the end of the 180-day period (emphasis added).” Please define the term “monthly statement.” Please also revise to clarify how the requesting party will be informed of the status of the repurchase request given the limited window of time to refer the matter to mediation or arbitration.

Response: We have revised the disclosure on page 33 of the Prospectus to delete the reference to “monthly statement” and clarify that the indenture trustee will be required to give notice to the requesting party at the end of the 180-day period if a repurchase request is unresolved. See our response to Comment 14 above.

16.	We note your disclosure that in the case of a mediation, the sponsor or depositor and the requesting party will agree on a neutral mediator “within [15] days of notice service (emphasis added).” Please revise to clarify what you mean here.

Response: We have revised the disclosure on page 33 of the Prospectus to clarify that the sponsor or depositor and the requesting party will agree on a neutral mediator within [15] days of the receipt by the sponsor or the depositor of the requesting party’s notice of its intent to refer the matter to mediation.

17.	We note the limitations on the time frame for arbitration and the scope of discovery. These limitations appear to be unduly restrictive and may undermine the right of an investor to opt for arbitration. Please tell us the basis for these restrictions.

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

Response: We have revised the disclosure on pages 33 and 34 of the Prospectus regarding the limitations on time frames and the scope of discovery to provide greater flexibility to the relevant parties to assess the facts and circumstances of a dispute, including by allowing arbitrator to grant additional discover on a showing of good cause that the additional discovery is reasonable and necessary to resolving the dispute. We believe that the time frames prescribed for the arbitration proceeding and scope of discovery is appropriate given the uniformity of the receivables, the typical life of the receivables, the representation and warranties provided by the sponsor and the sponsor’s and the depositor’s motivation to repurchase receivables in the event of a breach.

18.	We note your disclosure that a requesting party may choose “either mediation (including non-binding mediation) or third-party binding arbitration” and that “the [arbitration] panel’s decision will be binding…” These parts of your dispute resolution provision appear inconsistent with the shelf eligibility requirement. Please refer to General Instruction I.B.1(c) of Form SF-3 and Section V.B.3(a)(3) of the 2014 Regulation AB II Adopting Release (the Commission declining to adopt commenters suggestions on binding arbitration “[b]ecause we believe that investors should have access to all options available to resolve a dispute”). Please revise to clarify that non-binding arbitration is an option to investors.

Response: We have revised the disclosure on page 33 of the Prospectus to add the ability for a requesting party to refer a dispute to non-binding arbitration, which will be treated analogously to mediation with respect to the allocation of expenses and manner of proceedings, as defined in the transaction documents.

[Credit Risk Retention], page 53

19.	We note that you have included cross references to the “Description of the Notes,” “Description of the Transfer and Servicing Agreements – Distributions – Priority of Payments” and “Description of the Transfer and Servicing Agreements – Credit and Cash Flow Enhancement” sections of the prospectus. Please revise your disclosure to include a description of the material terms of the issuing entity’s notes. If you choose to provide a cross reference in this section to disclosure elsewhere in the document instead, the cross reference should not refer to the entirety of the disclosure about the terms of the notes. We believe it would be acceptable to include a reference in this section to specific summary disclosure about, for example, the priority of payments and allocation of losses for the transaction if the referenced summary disclosure clearly indicates the retained ABS interest meets the risk retention requirements for an eligible vertical interest or an eligible horizontal residual interest. Refer to Rules 4(c)(1)(i)(B) and 4(c)(2)(i)(C) of Regulation RR (17 CFR Part 246).

Response: We supplementally advise the staff that we believe the disclosure on pages 53 and 54 of the Prospectus contains all the material aspects of the new risk retention requirements.

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

We believe we had some unnecessary cross references to the “Description of the Notes” and “Description of the Transfer and Servicing Agreements – Credit and Cash Flow Enhancement” sections, which we have now deleted. We have retained the cross reference to the “Description of the Transfer and Servicing Agreements – Distributions – Priority of Payments” but have indicated in the summary disclosure on page 76 of the Prospectus that the retained ABS interest meets the risk retention requirements for an eligible vertical interest or an eligible horizontal residual interest.

20.	We note that you have indicated in brackets that you intend to provide certain additional disclosures regarding the method of calculating fair value of the residual interest. In your next amendment, please revise the disclosure to include a description of the valuation methodology that you will use to calculate fair values, including key inputs and assumptions and other historical information. Your disclosure should include a summary description of the reference data set or other historical information used to develop the key inputs and assumptions disclosed including loss given default and default rates. Refer to Rule 4(c)(1)(i) of Regulation RR.

Response: We have revised the disclosure on page 54 of the Prospectus to include a description of the fair value of the eligible horizontal residual interest. This disclosure includes a summary of the valuation methodology used to calculate fair value, key inputs and assumptions underlying the valuation methodology and a cross-reference to historical information used to develop these key inputs and assumptions under “The Receivables Pool—Static Pool Information.”

Description of the Notes

The Indenture – Events of Default; Rights upon Event of Default, page 62

21.	We note your disclosure that the indenture trustee will be under no obligation to exercise any of the rights or powers under the indenture at the request or direction of any of the noteholders if the indenture trustee reasonably believes it will not be adequately indemnified. Please tell us why such contractual provisions would not undermine the trustees’ duties in connection with actions required by the shelf eligibility criteria relating to dispute resolution and the asset representations review.

Response: We have revised the disclosure on page 63 of the Prospectus to state that the indenture trustee is required to honor directions or requests from the noteholders when such directions or requests relate to the asset representations review process without the requirement that the indenture trustee reasonably believe it will be adequately indemnified prior to acting. However, we believe, and have confirmed with our indenture trustee, U.S. Bank National Association, that in respect of any other request, it is standard protection for the trustee to be under no obligation to exercise any rights or powers if it reasonably believes it will not be adequately indemnified from claims brought by the other transaction parties or third parties. We believe such proviso complies with the Trust Indenture Act, as amended and is typical in the indentures of other similar asset-backed securities issuers.

***********************

Ms. Katherine Hsu

Securities and Exchange Commission

January 12, 2016

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact our counsel, Stuart K. Fleischmann of Shearman & Sterling LLP, at (212) 848-7527.

Sincerely,

/s/ Rajesh Kalathur
Rajesh Kalathur
President, John Deere Receivables, Inc.

cc:	Stacy P. Thomas, John Deere

Stuart K. Fleischmann, Shearman & Sterling LLP